December 11, 2009

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scientific Games Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and
June 30, 2009
Form 8-K filed May 8, 2009
File No. 000-13063

Dear Mr. Gilmore:

Reference is made to the letter dated November 13, 2009 (the “Comment Letter”) to Mr. Joseph R. Wright, Chief Executive Officer of Scientific Games Corporation (the “Company, “ “our,” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.                                      In future filings, please consider including an “Overview” section to provide an executive level discussion that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that Scientific

Game’s executives focus on in evaluating financial condition and operating performance. In your third quarter Form 10-Q, for example, we are unclear why you did not address the continued expansion of retailer networks, retailer cash flow and provincial sales targets as noted in your earnings call. Also, consider addressing the material operations, risks and challenges facing Scientific Games and how management is dealing with these issues. In this regard, we note that more than 50% of your income in 2008 was derived from operations outside the United States and that you are continuing to expand your international operations in Italy, United Kingdom and China. At the same time, however, Scientific Games is facing challenges with significant indebtedness, pricing pressure and increased competition, among other matters. With respect to performance improvements in 2008, we do note your discussion regarding profitability improvement and cost savings initiatives in your filings as well as your earnings calls. Refer to SEC Release No. 33-8350.

The Company intends to revise this disclosure in future filings to include an expanded “Overview” section that provides context for the remainder of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  The “Overview” section will contain further discussion and clarification of matters considered significant by management, including material operations, risks and challenges facing the Company and how management is dealing with these issues, in evaluating the Company’s financial condition and operating results.

2.                                      Further, please consider describing any known trends or uncertainties that have had, or that you expect will have, a material favorable or unfavorable impact on revenues or income from operations, such as foreign currency exchange rates. Refer to Item 303(a)(3)(ii) of Regulation S-K.

The Company intends to revise this disclosure as appropriate in future filings to include any known trends or uncertainties that have had, or are expected to have, a material favorable or unfavorable impact on revenues or income from operations.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 62

3.                                      We note that your analysis of your exposure to foreign currency exchange rate risk reveals that a hypothetical 10% change in foreign exchange rates could be material to your future earnings. Please advise why you have not presented quantitative data about your exposure to foreign currency exchange rate risk using one of the three alternatives set forth in Item 305(a)(1) of Regulation S-K.

The statement referenced above was based on the significant non-U.S. Dollar earnings that are consolidated into our financial results.  We understand that the requirement to provide quantitative disclosure related to foreign currency exposure pursuant to Item 305(a)(1) of Regulation S-K is only necessary to the extent that the Company has entered into market risk sensitive instruments.  While from time to time the Company enters into foreign currency exchange contracts for hedging purposes, the Company was not party to any such contracts as of

December 31, 2008 and therefore we did not present quantitative data about our exposure to foreign currency exchange rate risk using one of the three alternatives set forth in Item 305(a)(1) of Regulation S-K.  Should the Company be party to any foreign currency exchange contracts as of the end of any applicable reporting period, the Company will provide a quantitative disclosure related to foreign currency exposure pursuant to Item 305(a)(1) of Regulation S-K.

Item 8. Consolidated Financial Statements

Consolidated Statements of Operations, page 68

4.                                      We note that in your Revenue Analysis discussion on page 48 you refer to the sale of instant lottery tickets to the China Sports Lottery in your discussion of service revenues, but there is no mention of instant lottery ticket sales in your discussion regarding sales revenues. Please describe for us the tangible products being sold for which you report sales revenues. For products sold that are combined with services, such as your instant ticket sales and related services, describe how you delineate between the product and the service components for presentation on your Statements of Operations. Refer to Rule 5-03(1) of Regulation S-X.

In accordance with Rule 5-03(1) of Regulation S-X, the tangible goods sold for which we report sales revenues are phone cards, rolls of ticket paper, bet slips, terminals and software.  These products are purchased on a periodic basis via purchase order.  Service revenue includes all products sold including instant lottery ticket fulfillment or services provided to customers, including the China Sports Lottery, on a recurring basis under a long-term contract.

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

(g) Deferred Installation Costs, page 74

5.                                      We note your disclosure on page 75 that costs related to direct installation activities are deferred and amortized over the expected life of the contract. Please tell us how you define the expected life of the contract and whether you consider any optional extension or renewal periods. Additionally, clarify the period over which you are recognizing revenue related to these installation activities. In your correspondence to the staff dated October 27, 2005, in your response to comment 3 you indicated that revenues for these activities did not represent a separate earnings process and were deferred and amortized over the life of the contract. If you have changed how you define the life of the contract, please tell us when you made the change and explain to us the reasons for the change. Refer to Question 5 of SAB Topic 13A3.F.

We define the expected life of the contract as the original life plus all available extensions.  We have always defined the “life of the contract” as the original life plus all available extensions.

By way of background with respect to our state lottery contracts, state lottery organizations generally select an online lottery vendor following the issuance of a formal request for proposal, or RFP, which outlines the vendor’s contractual obligations as well as the services to be delivered. The various selection processes follow state procurement rules for (state) government contracting.  In implementing a new lottery provider, the state lottery must review the responses from the service providers to the RFPs, select a service provider, negotiate the contract, design the lottery program, manage the conversion process, perform acceptance testing, train the retailers, provide marketing materials and successfully launch the lottery.  As a result, we believe lotteries are not inclined to repeat this process after the initial term of the contract.  In fact, none of our lottery customers have ever terminated a contract before exercising all available extensions.  As a result, we consider the life of the contract to be the initial term plus all available extensions. The period over which we defer installation costs under an individual lottery contract ranges from seven to 13 years depending on the life of the contract plus all available extensions.

We do not believe that Question 5 of SAB Topic 13A3.F. applies to these arrangements as our customers do not pay any upfront fees. Online lottery service revenues are based on a percentage of retail sales of the lottery games. Revenue for online lottery contracts is accounted for pursuant to SAB 104 and recognized when the percentage of the amount of retail sales of lottery tickets is determined pursuant to the terms of the contract. This is when the fee is fixed or determinable pursuant to the terms of the contract.

(n) Revenue Recognition, page 77

6.                                      You disclose that revenue from the licensing of branded property with no service component is recognized when the contract is signed. We note that in your December 31, 2007 Form 10-K you disclose that you recognize such revenue when the licensed property branded game is shipped to the lottery. In your correspondence to the staff dated October 27, 2005, in your response to comment 3 you indicate that revenue for license only contracts is recognized when the licensed property branded game goes on sale by the lottery as this is the point when you are deemed to have provided the required service and have no further performance obligation. Please describe for us the reasons for the changes in policy, how you evaluated the revenue recognition criteria in SAB 104 with respect to your current policy, and whether you obtained a preferability letter from your accountants. Refer to paragraphs 12 and 13 of SFAS 154 and ASC 250-10-45-11 and 12.

Our licensed product division has arrangements that include the licensing of branded property with no continuing service component. In this type of arrangement, the customer pays a fixed fee for the use of a license to brand their products. Revenue under this arrangement is accounted for pursuant to SAB 104 and is recognized upon delivery of the license, which is when the licensed property contract is executed (contract is signed). This is the point when the lottery has use of the licensed brand and we have no further performance obligations.

We continually review our accounting policies in order to ensure that we are in accordance with GAAP.  As we continued to review the accounting for these arrangements, we concluded that it was appropriate to recognize revenue upon the execution of the contract because that is when our performance was complete.  As such, recognizing revenue at the time of launch (when the game goes on sale by the lottery) and at the time of shipment was erroneous.

Accordingly, we performed a SAB 99 analysis in connection with the revenue recognition accounting and concluded that the adjustments necessary to correct the error are not quantitatively material to our consolidated financial statements for any of the affected interim or annual periods (See Appendix I).   In assessing the quantitative materiality of the adjustments used in the SAB 99 analysis, we followed the guidance in paragraph 29 of APB 28 Interim Financial Reporting.

We also concluded that the adjustments are not qualitatively material based on the following considerations:

•                  the adjustments resulted from an item capable of precise measurement;

•                  the adjustments did not change the earnings trend of the Company or the earnings trend of the Printed Products Group, to which the adjustments relate;

•                  the adjustments did not change a loss into income or vice versa;

•                  the adjustments did not affect the Company’s regulatory compliance;

•                  the adjustments did not affect the Company’s compliance with loan covenants or other contractual requirements;

•                  the adjustments had no effect on management compensation;

•                  the adjustments did not arise from an unlawful transaction and there was no indication of any overt action taken by management to manipulate earnings to meet consensus earnings estimates; and

•                  the adjustments did not hide a failure to meet analysts’ consensus expectations for any periods.

Therefore, we concluded that it was acceptable not to restate any periods in 2006, 2007 or 2008 as a result of the adjustments.

We have discussed the adjustments with the Audit Committee of our Board of Directors and our registered accounting firm, Deloitte & Touche LLP, both of which concurred with our conclusion. We did not obtain a preferability letter from our auditor as this change in our accounting policy was the correction of an error rather than a change from one acceptable accounting method to another.

7.                                      We note your disclosure on pages 48 and 51 that wide area gaming revenues sales were down in 2008 due in part to the roll-out of digital AWP terminals, which are being deployed under revenue participation agreements. We further note reference the company’s fourth quarter and year-end 2008 earnings call that in the U.K. the company entered into a shared risk approach. Please describe for us the nature and terms of the revenue participation agreements, how this impacts your recognition of revenue, and why these agreements result in a decrease of revenues.

Games Media Limited (“GM”) provides Skill With Prize (“SWP”) and Amusement with Prize (“AWP”) terminals to pubs in the United Kingdom. Underlying the terminals is GM’s downloadable, game content software and communications system.  The deliverables in this arrangement are continuing services to manage the SWP and AWP terminals (e.g., GM provides the customer with upgrades/enhancements, which may include new game content, bug fixes and driver and firmware updates that are sent to the customer via digital downloads from GM’s central system) and calculating the win.  GM generates service revenue from this arrangement, which is calculated based on a percentage of the profits generated on each machine.

Revenue from the provision of terminals is accounted for pursuant to SAB 104 based on performance and is recognized as a percentage of the profits generated on each machine pursuant to the terms of the contract.

Prior to rolling out the digital AWP and SWP terminals, GM sold AWP and SWP terminals and software to operators, who in turn provided them to pub/club retail customers for a per-diem fee.  GM’s customer was the operator, not the pub.  The decrease in revenue resulted from GM changing from a sales model with upfront revenue recognition to a service model with revenue recorded over time.

8.                                      We note a statement by management in the company’s fourth quarter and year-end 2008 earnings call that sales will be slightly lower in the first quarter of 2009 in China in part due to the burning of excess inventory of lower price point games that had accumulated in 2008. Please explain to us how the burning of excess inventory accumulated in 2008 negatively impacts sales in 2009. Clarify whether these instant lottery tickets were sold on a per unit price basis recognizing revenues upon customer acceptance or sold on a variable price basis recognizing revenues when the amount of retail sales is determined.

By way of background, in 2008 we earned revenue in China under the following arrangements: (1) selling instant tickets on a per unit basis and (2) using our deployed terminals to activate and validate tickets resulting in a revenue amount based on a percentage of the retail value of the ticket. In 2009, we stopped selling instant tickets through a wholly-owned entity and transferred that activity to a joint venture located in China.

We expected the burning or selling through of excess inventory to negatively impact revenue in 2009 because our China customer ordered excess quantities of low retail value tickets in 2008 (2 and 3 RMB tickets) for which we would be compensated on the retail value of the tickets upon activation in the subsequent period.

Part III. (Incorporated from Definitive Proxy Statement filed April 30, 2009)

Executive Compensation

Compensation Discussion and Analysis

Components of Compensation Program

Annual Incentive Compensation, page 16

9.                                      Your Compensation Committee chose to award special non-MICP bonuses to Messrs. Chambrello and Raphaelson for 2008 in recognition of their contributions to the success of your China operations during 2008. In your response, please describe for us the specific elements of individual contributions considered by your Compensation Committee in its determination to award these special bonuses and how the special bonuses were structured and implemented to reflect those individual contributions. See Item 402(b)(2)(vii) of Regulation S-K. See also comment 3 to our August 21, 2007 letter on your definitive proxy statement. You should also describe any specific items of corporate performance taken into account in the Compensation Committee’s decision to award the special bonuses. In addition, please confirm that you will provide such information as it pertains to each element of executive compensation, when applicable, in future filings.

During 2008, the Company’s joint venture businesses in China were firmly established through the leadership and efforts of Messrs. Chambrello and Raphaelson.  In early 2008, the Company finalized joint venture agreements with the China Sports Lottery to supply instant lottery tickets and instant ticket validation services to all 31 provinces in China. These agreements were the culmination of several years of business negotiations and associated legal work with the Chinese Ministry of Finance.

In the middle of 2008, the Company successfully launched Olympic-themed instant lottery tickets as part of a Beijing Olympics-related sales initiative.  At the end of 2008, the Company’s joint venture completed and commenced production at a state-of-the-art printing facility in Beijing, much earlier than management projected.

The Company’s China operations generated approximately $60 million of incremental revenue to the Company in 2008, which accounted for a significant portion of the increase in consolidated revenues in 2008 as compared to the prior year.

Mr. Chambrello was the architect of both the strategy and execution of the Company’s activities in China and served as the primary business interface in connection therewith.  Mr. Raphaelson was the leader of the legal team working to implement the China activities in a complex regulatory environment, including the negotiation of the related agreements.  Both executives spent a considerable amount of time in China during 2008 working on this project, while also carrying on their day-to-day responsibilities.

The Chief Executive Officer recommended special non-MICP bonuses to Messrs. Chambrello and Raphaelson of $100,000 and $50,000, respectively, based on the importance to the Company of the business development in China during 2008, his view that these two executives were critical to this business development and his assessment of their relative contributions to these achievements.  The Compensation Committee determined that these bonuses were appropriate based on the recommendation of the Chief Executive Officer and its own determination and general assessment of the executives’ contributions to the Company’s successes in China noted above.

The Company confirms that it will provide in future filings, when applicable, how specific forms of compensation are structured and implemented to reflect a named executive officer’s individual performance and/or individual contribution to these items of the Company’s performance, describing any elements of individual performance and/or contribution that are taken into account.

Long-Term Incentive Compensation, page 18

10.                               Your Compensation Committee determined that one-half of the value of the annual equity opportunity for 2008 would be granted in stock options and one-half in restricted stock units. Please describe for us in your response the Compensation Committee’s policies for this particular allocation of stock options and restricted stock units. See Item 402(b)(2)(ii) of Regulation S-K.

The Compensation Committee awards a significant portion of the value of the annual equity opportunity in the form of stock options because it believes a significant portion of our executives’ equity opportunity should be linked to creating value for the Company’s shareholders.  Because the stock options are granted with an exercise price that is equal to the market price of our common stock on the date of grant, the executive will only realize value on their stock options if our stockholders realize value on their shares.  The Company awards the remaining value of the annual equity opportunity in the form of restricted stock units that generally vest over the five-year period following the date of grant because the Compensation Committee believes that these restricted stock units encourage long-term service since, upon vesting of these units, the executive will receive value regardless of stock price volatility. The Compensation Committee believes restricted stock units also help to align executives’ interests with those of our stockholders since the value of the shares underlying the restricted stock units appreciates as the value of the Company’s stock price increases.  The Compensation Committee also believes that awards of restricted stock units utilize less shares under the Company’s equity compensation plan and generally facilitate the Company maintaining a competitive equity overhang.

This particular allocation of value among stock options and restricted stock units was based on the Compensation Committee’s assessment of an appropriate balance of the foregoing objectives and in light of the recommendation of Mercer Human Resource Consulting, the Compensation Committee’s executive compensation consultant, which was based in part on its assessment of market practice for allocating between different forms of equity incentive compensation.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Consolidated Financial Statements, Unaudited

Notes to Consolidated Financial Statements, Unaudited

Note 8. Goodwill and Intangible Assets, page 12

11.                               On page 60 of your December 31, 2008 Form 10-K you disclose that you are in the process of evaluating the impact that SFAS 157 will have on your pension related financial liabilities and nonfinancial assets and liabilities not valued on a recurring basis. Please tell us you considered the disclosure requirements of paragraph 33 of SFAS 157 upon application of the standard to your nonfinancial assets and liabilities.

We considered the disclosure requirements of paragraph 33 of SFAS 157 upon application of the standard to our nonfinancial assets and liabilities.  In 2008, the Company did not have any nonfinancial assets and liabilities not valued on a recurring basis that were re-measured at fair value during the quarter ended March 31, 2009.

Form 8-K Filed May 8, 2009

Exhibit 99.1 - Press Release of Scientific Games Corporation, dated May 7, 2009

Printed Products Group, page 2

12.                               We note the company’s statement that excluding the impact of the revised terms of the Florida and Georgia contracts and sales to Italy, domestic “same-store” service sales increased approximately 1% in the first quarter of 2009. Please tell us how you considered disclosure of an unadjusted “same-store” growth metric to more clearly demonstrate the relative impact of the items for which you made adjustments in arriving at a growth rate.

At the time that we provided this disclosure, we felt that an adjusted same store sales metric (to exclude contract rate adjustments for Florida and Georgia and Italy) provided helpful information to our analysts and investors as the information allowed them to make multi-period comparisons on a consistent basis for our lottery related revenues.  Please see our response to Item 13 where we note that the Company has eliminated this metric from its earnings releases.

13.                               As a related matter, please tell us whether this is a performance metric that management considers in evaluating the company’s results. We note that this metric is not provided in the company’s July 30, 2009 and October 26, 2009 earnings releases; however, same store sales growth information is presented in previous earnings releases, such as those filed during 2008.

In April 2009, we hired a new Chief Financial Officer. The new CFO decided to no longer use this performance metric to evaluate the Company’s results and therefore we made the decision to eliminate this metric from future earnings releases.

Non-GAAP Disclosure, page 6

14.                               We note that you present EBITDA, adjusted EBITDA and non-GAAP adjusted net income non-GAAP financial measures. Please explain to us and revise your disclosure in future filings to explain how management differentiates between the usefulness of adjusted EBITDA and non-GAAP adjusted net income. To the extent that certain measures are used in determining compensation or debt covenant compliance, describe any differences in how the non-GAAP measure is calculated for those purposes compared to how the measure is determined for your earnings releases.

Management believes adjusted EBITDA and non-GAAP adjusted net income are helpful in assessing our operating performance and highlighting trends in our core businesses that may not otherwise be apparent when relying solely on GAAP financial measures, because these non-

GAAP financial measures eliminate from earnings financial items that management believes have less bearing on the Company’s performance.  In addition, management believes that adjusted EBITDA is useful in evaluating the Company’s financial performance because it is a commonly used financial analysis tool for measuring and comparing gaming companies in several areas, such as liquidity, operating performance and leverage.  Management further believes that, while both adjusted EBITDA and non-GAAP adjusted net income are useful operating measures for the reasons described above, adjusted EBITDA provides useful information regarding the Company’s liquidity and cash flow and its ability to service debt and fund investments.  As a result management believes adjusted EBITDA is particularly useful to investors in the Company’s debt securities.  The Company has included disclosure similar to the foregoing in its second and third quarter 2009 earnings releases and will continue to include such disclosure in future filings containing non-GAAP financial measures.

In our first quarter 2009 earnings release, adjusted EBITDA was calculated as net income (loss), plus income tax expense, depreciation and amortization expense, interest expense  (net of other income or loss), employee termination costs, Lottery Systems Mexico legal costs and stock compensation expense.  Adjusted EBITDA under our credit agreement for our first quarter 2009 included all of the adjustments referred to above for purposes of calculating our leverage ratio and senior debt ratio (and included stock compensation expense but not employee termination costs and Lottery Systems Mexico legal costs for purposes of calculating our interest coverage ratio under our credit agreement).  The principal difference between adjusted EBITDA as defined in our earnings release and adjusted EBITDA under our credit agreement is that adjusted EBITDA in our credit agreement excludes income of any non consolidated entity in which we have an ownership interest (such as our Italian joint venture) except to the extent that any such income is actually received by us in the form of a dividend or distribution.

For purposes of our cash bonus program, our Compensation Committee uses adjusted EBIT as one of the financial performance measures to determine payout under the program.  Adjusted EBIT as defined for this purpose allows for the adjustments referred to above in the earnings release plus certain items approved by the Compensation Committee in the beginning of the fiscal year.

15.                               You disclose that management believes that because the company has historically provided such adjusted non-GAAP financial measures in its earnings releases, continuing to do so provides consistency in financial reporting and continuity to investors for comparability purposes. In light of the at times quarter-to-quarter changes in the various adjustments used in arriving at adjusted EBITDA and non-GAAP adjusted net income, please explain to us and revise your disclosure in future filings to clarify how you provide investors with continuity and comparability. Footnote 23 in SEC Release No. 33-8176 indicates that a change in the method of calculating or presenting a non-GAAP financial measure from one period to another, without a complete description of the change in that methodology, may not comply with the requirements of Regulation G.

The Company believes investors expect the specific adjustments used to calculate adjusted EBITDA and non-GAAP adjusted net income to vary from quarter to quarter, as these adjustments are necessary to eliminate from earnings financial items that management believes have less bearing on the Company’s performance. The methods used by the Company to calculate the baseline amounts for each of EBITDA and net income, respectively, remain the same from quarter to quarter.  As a result, the Company believes that the use of these non-GAAP financial measures provides continuity to investors for comparability purposes because investors are able to compare the baseline results from quarter to quarter, and also compare the various adjustments from quarter to quarter against the consistent method used to calculate the baseline amounts.

The Company notes the Staff’s comment concerning footnote 23 in SEC Release No. 33-8176 and has included disclosure under the heading “Non-GAAP Disclosure” in its second and third quarter 2009 earnings releases to reflect the adjustments used in arriving at adjusted EBITDA and non-GAAP adjusted net income during the specified reporting periods, in addition to including such adjustments on the reconciliations provided with the press releases.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Overview

Expense Analysis, page 29

16.                               In your disclosure regarding equity in earnings of joint ventures you disclose that the company’s share of Consorzio Lotterie Nazionali (“CLN”)’s income decreased primarily due to the negative impact of foreign exchange rates and lower retail sales. In your revenue analysis on page 29 you disclose that there was a $4.6 million increase in the sale of instant lottery tickets in Italy during the quarter. We also note similar disclosure in your September 30, 2009 Form 10-Q. Please explain to us the reasons for the directional inconsistency between retail sales and your sales to the joint venture.

We sell instant lottery tickets to CLN, a lottery operator in Italy.  We also own a 20% stake in CLN, which is an Italian joint venture accounted for under the equity method of accounting in US Dollars on our financial statements.  CLN, whose functional currency is the Euro, sells instant lottery tickets to retailers based on a variable price basis (e.g., the retail sales value of the ticket). There is a timing difference between (1) when we sell lottery tickets to CLN and recognize revenue and (2) when CLN sells such tickets through retailers and recognizes revenue.  This timing difference can result in inconsistencies between our sales to CLN and CLN’s sales to retailers.  In the second quarter of 2009, we sold $4.6 million more tickets to CLN than in the second quarter of 2008.  Our equity in the earnings of CLN were lower by $3.3 million in the second quarter of 2009 as compared to the second quarter of 2008 as a result of lower retail sales in Italy by CLN and a negative impact of changes in foreign currency exchange rates.

* * * * *

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at 678-297-5265.

Very truly yours,

/s/ Stephen L. Gibbs
Stephen L. Gibbs
Vice President, Corporate Controller and Chief Accounting Officer

cc:	Mr. Joseph R. Wright
Chief Executive Officer
Mr. Jeffery S. Lipkin
Chief Financial Officer

APPENDIX 1

Scientific Games Corporation

SAB 99 Analysis - 2006, 2007 and 2008

	Year					Year					Year
	Ended	Quarter Ended				Ended	Quarter Ended				Ended
	2006	Mar-07	Jun-07	Sep-07	Dec-07	2007	Mar-08	Jun-08	Sep-08	Dec-08	2008

Operating revenue, as reported	897,230	242,266	269,577	266,900	267,961	1,046,704	257,007	305,969	291,935	263,918	1,118,829
Adjustment	(1,785)	(50)	15	(15)	54	4	140	54	—	—	86
Adjusted operating revenues	895,445	242,216	269,592	266,885	268,015	1,046,708	257,147	306,023	291,935	263,918	1,118,915

Adjustment as a percentage of operating revenue	-0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%

Net income, as reported	55,361	21,706	24,054	(5,931)	13,326	53,155	16,663	25,754	22,166	(69,068)	(4,485)
Adjustment:
Pre-tax effect of adjustment	(1,590)	(34)	10	(10)	27	(7)	110	(27)	—	—	83
Tax effect of adjustment	615	13	(4)	4	(11)	3	(43)	10	—	—	(32)
Net income effect of adjustments	(975)	(21)	6	(6)	16	(4)	67	(17)	—	—	51
Pro forma net income, giving effect to the adjustments	56,336	21,727	24,048	(5,925)	13,310	53,159	16,596	25,771	22,166	(69,068)	(4,536)

Diluted earnings per share, as reported	0.58	0.23	0.25	(0.06)	0.14	0.55	0.18	0.27	0.23	(0.75)	(0.05)
Pro forma diluted earnings per share, giving effect to the adjustments	0.59	0.23	0.25	(0.06)	0.14	0.55	0.18	0.27	0.23	(0.75)	(0.05)

Net income effect of adjustments as percentage of:
Net income	-1.8%	-0.1%	0.0%	0.1%	0.1%	0.0%	0.4%	-0.1%	0.0%	0.0%	-1.1%
Diluted earnings per share	-1.8%	-0.1%	0.0%	0.1%	0.1%	0.0%	0.4%	-0.1%	0.0%	0.0%	-1.1%

Weighted average number of shares used in per share calculations:
Diluted shares	94,979	95,288	96,280	92,737	96,783	95,996	94,718	94,420	94,626	92,704	92,875